March 5, 2015

By EDGAR and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-0404

Attention: Jennifer Thompson

Re:          Lithia Motors, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 21, 2014

File No. 001-14733

Ladies and Gentlemen:

Lithia Motors, Inc. (“Lithia”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 5, 2015, relating to the above referenced filing (the “Filing”).

In this letter, we have recited the Staff’s comments in italicized, bold type, and have followed each comment with Lithia’s response.

Notes to Consolidated Financial Statements, page F-8

(1)Summary of Significant Accounting Policies, page F-8

Segment Reporting, page F-14

1.

We have read your responses to comments 1-4 of our letter dated October 29, 2014 and considered the information you discussed on the January 21, 2015 conference call. Based on the information you presented, we note the following:

●Each store is operated in an autonomous manner by a general manager who is responsible for meeting profit targets established by your CODM.

●Your CODM regularly obtains and actively reviews store-level financial results

●Your CODM participates in termination decisions of general managers at underperforming locations.

●Your CODM actively participates in completing financial forecasts at the store level, reviews actual versus budgetary results at the store level, and visits individual stores to discuss and review store performance with store general managers.

Given the above factors, each store appears to meet the definition of an operating segment in accordance with ASC 280-10-50-1. As a result, please provide us with an analysis that illustrates how your stores should be aggregated into reportable segments under ASC 280-10-50-11 through 50-14. In determining the appropriate aggregation level(s), please tell us how you have considered each factor based on differences based on geography, manufacturer and type of brand (domestic, luxury and imported), as relevant.

In light of our discussions with Staff, as well as their comments and views, we have reconsidered the identification of our operating segments, our reporting units and our reportable segments. Beginning with our Annual Report on Form 10-K for the year ended December 31, 2014, we have presented reportable segment information in the notes to the financial statements for our Domestic, Import and Luxury dealerships. As a result, we also have provided commentary in the Business section of Item 1 and in Management’s Discussion and Analysis of Financial Condition and Results of Operations in Item 7 that corresponds to reportable segments of Domestic, Import and Luxury.

Securities and Exchange Commission

March 5, 2015

We have concluded that each of our individual stores is an operating segment consistent with the definition in ASC 280-10-50-1 as each store location engages in business activities from which it earns revenues and incurs expenses (recognizing that shared benefits and costs are not allocated to the store location’s discrete financial results), its operating results are regularly reviewed by our Chief Operating Decision Maker (CODM) to make decisions about the allocation of resources and to assess performance and discrete financial information is available for each location.

Based on this conclusion, we performed our annual goodwill impairment test at the operating segment level for both 2013 and 2014 and determined that no impairment was indicated.

We believe that some level of aggregation pertaining to the operating segments (our current 130 individual store locations) is consistent with the objectives of Topic 280. Disclosing each operating segment as a separate reportable segment would not provide decision-useful information to users of the financial statements as it would be overly detailed and not add significantly to an investor’s understanding of Lithia.

Consideration was given to the potential aggregation criteria that would be consistent with the objectives of Topic 280. Historically, we have provided geographic mix information and brand mix information to our investors through our press release, investor presentation and earnings release calls. Additionally, in the past few years we have focused on increasing diversification through geographic footprint and brand mix in our acquisition strategy. We also noted within the public auto retail peer group, a geographic or brand classification aggregation basis is utilized. As such, we further evaluated the aggregation criteria and economic similarities related to a geographic or brand classification aggregation basis.

In addition to being economically similar, aggregated operating segments must be similar with respect to all of the following aggregation criteria. We evaluated each of the criteria as it applied to both geographic and brand aggregation basis:

1)              The nature of the products and services.

2)              The nature of the production processes.

3)              The type or class of customer for their products and services.

4)              The methods used to distribute their products or provide their services

5)              The nature of the regulatory environment, for example, banking, insurance, or public utilities.

In order to assess whether aggregation of operating segments is appropriate, we first considered whether the dealerships have similar long-term economic characteristics. We evaluated the average gross margins on a company wide basis by dealership and noted a range of 10% to 23.7%, with an average of 15.3% and median of 15.1%. The vast majority of the stores are within 5 basis points of the average gross margin. Additionally, we looked at other classifications (i.e geography, manufacturer, and class) to see if there were other reasonable economic similarities and all seemed to mirror the company as a whole and other individual dealerships.

As we were unable to see any widely different gross margins across geography, manufacturer, or class, we determined to further evaluate the aggregation criteria for each of the areas noted in ASC 280-10-50 paragraph 11.

In addition to the analysis over average gross margin, we believe all five aggregation criteria are similar when evaluating a geographic aggregation basis, and that four of the five aggregation criteria are similar when evaluating across a brand aggregation basis. Based on our analysis, class of customer is dissimilar when evaluating across brands, as discussed further below.

Securities and Exchange Commission

March 5, 2015

When analyzing store performance and the customer demographics within each individual store, we find that there are economic differences within subsets of the operating segments. For example, the customer experience around a Luxury store visit expectation when compared to a volume Import brand is different. Our Luxury stores focus on high-income customers (as evidenced by average selling prices approaching $50,000), compared to the Import stores where the average price is approximately 50% of the average selling price of a Luxury vehicle. We believe that the customers for Luxury brands, Import brands and Domestic brands have differing demographic profiles although they still contain a mix of customers as evidenced by the overlapping high and low average selling prices of the three categories.

Avg. Sale Price (11-14)	Domestic	Import	Luxury
High	$51,661	$33,531	$94,323
Average	$35,404	$26,304	$54,362
Low	$22,680	$18,793	$38,171

Note: The average selling price for Luxury at the low end excludes Mini ($30,190), Sprinter ($43,856) and SmartCar ($16,975) due to their niche focus and limited volumes.

Further, these customers respond differently to different economic stimuli and at different times. For example, Luxury buyers may be motivated to act by changes to bonus depreciation rules for tax purposes or the distribution of bonuses from an employer. Further, they may not be as sensitive to changes in interest rates (high proportion of leased vehicles) or gas prices (higher discretionary income).

Domestic customers in our markets tend to be more dependent on their vehicles for lifestyle or employment reasons. Pickup trucks, vehicles with the ability to tow and off road capability are typically more important within these stores. As a result, the vehicles tend to be more expensive, have a higher monthly payment burden, and introduce sensitivity to economic trends based on customer employment base (e.g. agriculture, construction, forestry) and fuel prices. During periods of rising fuel costs, exposure to domestic stores is negative as their product offerings tend to be less fuel efficient.

Import customers typically are looking for more basic transportation due to no specific requirement of capabilities within their vehicle. As these customers tend to be more ‘commuter’ based, the exposure to import brands in a rising fuel cost environment is favorable. Also, there is a more robust offering of hybrid and alternative fuel vehicles than within domestic stores. As such, this factor may continue to increase in importance given macroeconomic developments with the emergence of competitors like Tesla Motors.

We believe the most appropriate aggregation of the operating segments would be Domestic, Import and Luxury. Based on the analysis of the aggregation criteria, there are qualitative factors that indicate the type or class of customers varies based on a brand aggregation.

We have applied the aggregation criteria to our operating segments pursuant to ASC 280-10-50-11 through 50-14 and concluded that our reportable segments are Domestic, Import and Luxury. We believe these groupings are consistent with the objectives and basic principles of ASC 280, that the groupings represent operations that have similar economic characteristics, and the groupings are similar in each of the other identified criteria. Further, the presentation of these reportable segments will also satisfy the quantitative tests in ASC 280-10-50-12 through 14. Based on this conclusion, Lithia presented Domestic, Import and Luxury segments in its Annual Report on Form 10-K for the year ended December 31, 2014.

* * * * *

Securities and Exchange Commission

March 5, 2015

Lithia believes the responses provided above address the staff's comments, and further acknowledges that:

○	Lithia is responsible for the adequacy and accuracy of the disclosure in the Filing;

○	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the Filing; and

○	Lithia may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments to me at (541) 618-5748.

Very truly yours,

Lithia Motors, Inc.

/s/ John F. North III

John F. North III

Vice President, Finance and Chief Accounting Officer (Principal Accounting Officer)

cc:           Bryan B. DeBoer, President and Chief Executive Officer

Chris S. Holzshu, Senior Vice President and Chief Financial Officer